CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 14, 2014

VIA EDGAR CORRESPONDENCE
------------------------

Jamie Walter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:   First Trust Variable Insurance Trust (the "Trust")
                       File Nos. 811-22652 and 333-178767
             -----------------------------------------------------

Dear Ms. Walter:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Variable Insurance Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") on March 24, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      This letter accompanies Post-Effective Amendment No. 6 under the Securities Act of 1933, as amended, to the Registration Statement, filed on April 14, 2014.

      Please also note that to the extent that the staff of the Commission's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - GENERAL

      Please confirm that all bracketed and incomplete disclosure will be completed in a subsequent amendment to the Registration Statement.


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Jamie Walter
April 14, 2014
Page 2



RESPONSE TO COMMENT 1

      All bracketed and incomplete disclosure will be completed in a subsequent amendment to the Registration Statement

COMMENT 2 - GENERAL

      Please update all dates, and expense, performance and financial information in the prospectus.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - FEE TABLE

      Please include the expiration date of the fee waiver and expense reimbursement agreement and confirm that is at least one year from the date of the prospectus.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment. The fee waiver and expense reimbursement agreement will not expire before May 1, 2015.

COMMENT 4 - FEE TABLE

      In the third sentence of the expense example, remove the word "until."

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

COMMENT 5 - PORTFOLIO TURNOVER

      Please update the portfolio turnover percentage for the previous fiscal year.


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Jamie Walter
April 14, 2014
Page 3



RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The Fund's name contains the term "Dow Jones" which is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Explain how the Fund intends to comply with the requirements of Rule 35d-1.

RESPONSE TO COMMENT 6

      The prospectus has been revised to state that "under normal market conditions, at the time of purchase at least 80% of the Fund's net assets (including investment borrowings) will be invested in securities of issuers included in a Dow Jones index."

COMMENT 7 - AVERAGE ANNUAL TOTAL RETURNS

      Please explain why the Fund uses indices other than Dow Jones indices as performance benchmarks.

RESPONSE TO COMMENT 7

      The Dow Jones U.S. Total Stock Market Index(SM) and the Dow Jones Equal Weight U.S. Issued Corporate Bond Index(SM), and a Secondary Blended Benchmark comprised of a 50/50 split of the two, have been added as benchmark indices.

COMMENT 8 - AVERAGE ANNUAL TOTAL RETURNS

      Please revise the table so that the blended benchmark index is not the primary performance benchmark.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.

COMMENT 9 - MANAGEMENT

      In the statement, "Each Investment Committee member has served as a part of the portfolio management team of the Fund since 2012," add the month in 2012.


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Jamie Walter
April 14, 2014
Page 4



RESPONSE TO COMMENT 9

       The prospectus has been revised in accordance with this comment.

COMMENT 10 - FUND INVESTMENTS

      The disclosure states that the Fund may invest in securities of investment companies, including ETFs. Please disclose how the Fund's investment in other investment companies will comply with Rule 12d-1 under the 1940 Act.

RESPONSE TO COMMENT 10

      The disclosure has been revised to state that "the Fund may invest in the securities of ETFs in excess of the limits imposed under the Investment Company Act of 1940, as amended (the "1940 Act") pursuant to exemptive orders obtained by certain ETFs and their sponsors from the Securities and Exchange Commission ("SEC"). The Fund has also received exemptive relief that allows it to invest in ETFs in excess of the limits imposed by the 1940 Act." The Fund's exemptive relief is contained in Release No. 30377 (February 5, 2013) (File No 812-13895).

COMMENT 11 - RULE 12B-1 SERVICE PLAN

      Please revise the disclosure to include information regarding the Fund's two share classes and the application of the Rule 12b-1 Service Plan to each share class.

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - TOTAL RETURN INFORMATION

      Please remove this section, as it is already disclosed in the summary section of the prospectus.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.


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Jamie Walter
April 14, 2014
Page 4



COMMENT 13 - FINANCIAL HIGHLIGHTS

         Please update this section.


RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION

      Please update all dates, and expense, performance and financial information in the statement of additional information.

RESPONSE TO COMMENT 14

      The statement of additional information has been revised in accordance with this comment.

                                  *  *  *

TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


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Jamie Walter
April 14, 2014
Page 6



                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By:  /s/ Morrison C. Warren
                                                        ------------------------
                                                            Morrison C. Warren